Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Digihost Technology Inc.

110 Yonge Street, Suite 1601

Toronto, ON M5C 1T4

Item 2	Date of Material Change

March 5, 2024

Item 3	News Release

The press release attached as Schedule “A” was released on March 5, 2024 through an approved Canadian newswire service.

Item 4	Summary of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 5	Full Description of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 6	Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Inquires in respect of the material change referred to herein may be made to:

Michel Amar, Chief Executive Officer

T: 1-818-280-9758

E: michel@digihostblockchain.com

Item 9	Date of Report

March 5, 2024

SCHEDULE “A”

DIGIHOST EXPANDS BITCOIN MINING FLEET WITH ADDITION OF 4,640 S19 XPs 150TH UNDER MULTI-YEAR HOSTING DEAL

This news release constitutes a “designated news release” for the purposes of the Company’s prospectus supplement dated March 4, 2022 to its short form base shelf prospectus dated February 23, 2022.

Houston, TX– March 5, 2024 – Digihost Technology Inc. (“Digihost” or the “Company”) (Nasdaq: DGHI; TSXV: DGHI), an innovative U.S. based blockchain technology and computer infrastructure company, is pleased to announce the signing of a multi-year hosting agreement with one of the world’s leading manufacturers of digital currency mining servers. All monetary references are expressed in USD unless otherwise indicated.

Under the executed agreement, Digihost will receive an upfront deposit of approximately $1.8 million along with 4,640 S19 XPs (21.5W/TH), which equates to approximately 14MW of hosting.

The Company plans to deploy these next generation, highly energy efficient and high-performance miners prior to the next Bitcoin halving. The deployment will result in an expected hash rate increase of approximately 700 PH/s, bringing Digihost’s total hash rate to 2.4 EH/s.

Michel Amar, CEO of Digihost, stated, “We are thrilled to be able to execute on an agreement that enables us to both strengthen our financial and overall cash flow position and increase our mining footprint through a partnership with a top-tier digital mining company. The Company continues to pursue opportunities to grow its computing power while remaining debt free, with the main goal being to convert our fleet to the newest generation of miners with minimal stock dilution.”

Community Solar Project

Digihost is currently the anchor subscriber to a 5MW Community Solar project located in Angola, New York. The project produces enough clean energy to power more than 1,000 homes annually. The Company’s long-term commitment to this project allows for the further development and construction of additional community solar projects throughout New York State.

A ribbon cutting for the project is scheduled for Q3 of 2024, which is when the solar credits will begin. Digihost’s participation in this project is not only environmentally prudent but also assists in lowering the Company’s overall costs of electricity.

Operations Update

Presently, Digihost’s consolidated operating capacity across its three sites represents approximately 90MW of available power, and Digihost is mining at hash rate of 2 EH/s.

About Digihost

Digihost is a growth-oriented technology company focused on the blockchain industry. The Company operates from three sites in the U.S. and, in addition to managing its own operations, provides hosting arrangements at its facilities.

For further information, please contact:

Digihost Technology Inc.

www.digihost.ca

Michel Amar, Chief Executive Officer

T: 1-818-280-9758

Email: michel@digihost.ca

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. None of the TSX Venture Exchange, its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) or Nasdaq accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

Except for the statements of historical fact, this news release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that are based on expectations, estimates and projections as at the date of this news release and are covered by safe harbors under Canadian and United States securities laws. Forward-looking information in this news release includes information about potential further improvements to profitability and efficiency across mining operations, including, as a result of the Company’s newly-announced hosting agreement and its other expansion efforts, potential for the Company’s long-term growth, and the business goals and objectives of the Company. Factors that could cause actual results to differ materially from those described in such forward-looking information include, but are not limited to: future capital needs and uncertainty of additional financing, including the Company’s ability to utilize the Company’s at-the-market offering program (the “ATM Program”) and the prices at which the Company may sell securities in the ATM Program, as well as capital market conditions in general; share dilution resulting from the ATM Program and from other equity issuances; risks relating to the strategy of maintaining and increasing Bitcoin holdings and the impact of depreciating Bitcoin prices on working capital; regulatory and other unanticipated issues that prohibit us from declaring or paying dividends to our shareholders that are payable in Bitcoin; continued effects of the COVID19 pandemic may have a material adverse effect on the Company’s performance as supply chains are disrupted and prevent the Company from operating its assets; development of additional facilities and installation of infrastructure to expand operations may not be completed on the timelines anticipated by the Company, or at all; delivery of miners pursuant to the Company’s hosting agreements many not be completed on the timelines anticipated by the Company, or at all; ability to access additional power from the local power grid; a decrease in cryptocurrency pricing, volume of transaction activity or generally, the profitability of cryptocurrency mining; further improvements to profitability and efficiency may not be realized; the digital currency market; the Company’s ability to successfully mine digital currency on the cloud; the Company may not be able to profitably liquidate its current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on the Company’s operations; the volatility of digital currency prices; and other related risks as more fully set out in the Annual Information Form of the Company and other documents disclosed under the Company’s filings at www.sedarplus.ca. The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about: the current profitability in mining cryptocurrency (including pricing and volume of current transaction activity); profitable use of the Company’s assets going forward; the Company’s ability to profitably liquidate its digital currency inventory as required; historical prices of digital currencies and the ability of the Company to mine digital currencies on the cloud will be consistent with historical prices; the ability to maintain reliable and economical sources of power to run its cryptocurrency mining assets; the negative impact of regulatory changes in the energy regimes in the jurisdictions in which the Company operates; the ability to adhere to Digihost’s dividend policy and the timing and quantum of dividends based on, among other things, the Company’s operating results, cash flow and financial condition, Digihost’s current and anticipated capital requirements, and general business conditions; and there will be no regulation or law that will prevent the Company from operating its business. The Company has also assumed that no significant events occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance, and, accordingly, undue reliance should not be put on such information due to the inherent uncertainties therein.

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